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                             December 9, 2022

       James Lim Eng Hock
       Chief Executive Officer
       Multi Ways Holdings Limited
       3E Gul Circle
       Singapore 629633

                                                        Re: Multi Ways Holdings
Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
23, 2022
                                                            CIK No. 0001941500

       Dear James Lim Eng Hock:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted November 23, 2022

       Report of Independent Registered Public Accounting Firm, page F-25

   1. We note your response to comment 2 and your statement that the audit report date in the initial filing "was
incorrect due to clerical error." Considering the initial filing was submitted on August 26,
2022, an audit report dated October 21, 2022 would not have
                                                        been possible.
Accordingly, please clarify why the audit report date changed between filings and tell us how
your audit report date complies with PCAOB Auditing Standard
                                                        3110. In doing so, tell
us if the financial statements included in any prior filings were submitted prior to
audit completion.
 James Lim Eng Hock
FirstName
Multi WaysLastNameJames   Lim Eng Hock
            Holdings Limited
Comapany9,
December  NameMulti
             2022     Ways Holdings Limited
December
Page 2    9, 2022 Page 2
FirstName LastName
       You may contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Jason Ye